Issuer Free Writing Prospectus dated July 18, 2016

Filed Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus dated July 11, 2016

Registration No. 333-211779

IMPINJ, INC.

Update and Supplement to Preliminary Prospectus

Issued July 11, 2016

This free writing prospectus relates to the initial public offering of Impinj, Inc. (“Impinj”) and should be read together with the preliminary prospectus dated July 11, 2016 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333- 211779) relating to this offering of Impinj’s common stock. On July 18, 2016, Impinj filed Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 2”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1114995/000119312516649906/d94993ds1a.htm

References to “Impinj,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Potential purchase of shares by a member of our Board of Directors in the offering

Tom A. Alberg, one of our directors, has expressed an interest in purchasing $500,000 in shares of our common stock in this offering (equal to 38,461 shares, assuming an initial price to public of $13.00 per share, the midpoint of the range reflected on the cover page of the prospectus). At our request, the underwriters have reserved such shares for sale to Mr. Alberg. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering.

The following sections of the revised Preliminary Prospectus have been updated to reflect Mr. Alberg’s expression of interest: Risk Factors—Future sales of our common stock in the public market could cause our stock price to fall, Certain Relationships and Related Party Transactions, Principal Stockholders, Shares Eligible for Future Sale, and Underwriting.

Update to the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”

The following paragraph has been added to the section of the Preliminary Prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”:

“We currently anticipate a net loss for the year ending December 31, 2016, and intend to manage our business so that it is approximately break-even on an adjusted EBITDA basis for the same period. However, we could experience negative adjusted EBITDA for this period for a number of reasons. Please see the section of this prospectus captioned ‘Risk Factors’ for factors that may affect our future financial results.”

Impinj has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Impinj has filed with the SEC for more complete information about Impinj and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus related to the offering may be obtained from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, or by email to

equityprospectus@rbccm.com, or by telephone at (877) 822-4089; Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., Attention: Equity Syndicate, 127 Public Square, 4th Floor, Cleveland, OH 44114, or by telephone at (800) 859-1783; and Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, Minneapolis, MN 55402, or by email to prospectus@pjc.com, or by telephone at (800) 747-3924.